UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14) *

CounterPath Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22228P 20 3
(CUSIP Number)

Steven Bruk 3230 Mathers Avenue West Vancouver, British Columbia Canada V7V 2K5 Telephone: 604.689.8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karen Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KMB Trac Two Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): CO

This Schedule 13D is being filed on behalf of Steven Bruk, Karen Bruk and KMB Trac Two Holdings Ltd. ("Holdco") (collectively, the "Reporting Persons") relating to the shares of common stock of CounterPath Corporation, a corporation existing under the laws of the State of Nevada (the "Issuer").

Item 1.  Security And Issuer

This Statement relates to the shares of common stock (the "Shares") of the Issuer.  The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.

Item 2.  Identity And Background

This statement is filed by the Reporting Persons.

Steven Bruk is a Canadian citizen, resides at 3230 Mathers Avenue, West Vancouver, British Columbia, Canada V7V 2K5 and he has no principal occupation.

Karen Bruk is the sole shareholder of Holdco, a holding company with a mailing address at 3540 Morgan Creek Way, Surrey, British Columbia, Canada V3Z 0J7.  Holdco is organized under the laws of the Province of British Columbia.

Karen Bruk is the President and director of Holdco.  She is the only executive officer and director of Holdco.  Mrs. Bruk is a Canadian citizen, resides at 3230 Mathers Avenue, West Vancouver, British Columbia, Canada V7V 2K5 and she has no principal occupation.

None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco's knowledge, its sole director and officer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco's knowledge, its sole director and officer has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the agreement and plan of merger, dated as of December 6, 2020 by and among the Issuer, Alianza, Inc., a Delaware corporation ("Parent"), and CounterPath Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Merger Sub was merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

As a result of the Merger (i) 58,647 Shares held by Steven Bruk, 115,800 Shares held by Karen Bruk and 1,188,404 Shares held by Holdco were acquired for $3.49 per Share and (ii) 22,842.0 deferred share units were cancelled in exchange for $3.49 per deferred share unit.

Item 4. Purpose of Transaction

The Reporting Persons disposed the Shares and the deferred units of the Issuer pursuant to the Merger.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons did not own any Shares.

During the last 60 days there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 3, 2021

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

March 3, 2021

Date

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

March 3, 2021

Date

KMB TRAC TWO HOLDINGS LTD.

/s/ Karen Bruk

Signature

Karen Bruk,

President and Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001, of CounterPath Corporation, is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that KMB Trac Two Holdings Ltd. shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  March 3, 2021

By:  /s/Steven Bruk

Steven Bruk

Dated:  March 3, 2021

By:  /s/ Karen Bruk

 Karen Bruk

Dated:  March 3, 2021

KMB TRAC TWO HOLDINGS LTD.

By:  /s/ Karen Bruk

 Name:  Karen Bruk

 Title:  President and Director